UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 19, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the articles of association of China Eastern Airlines Corporation Limited (the “Company”) and the Rules for the Meeting of the Board of Directors (董事會議事規則) of the Company and as convened by Mr. Liu Shaoyong, the Chairman, the nineteenth ordinary meeting of the sixth session of the board of directors of the Company (the “Board”) was held on 19 October 2012 by way of correspondence. The following resolutions were approved unanimously:

1.	Considered and approved the revised “Initial Grant Scheme of the H Shares Appreciation Rights of China Eastern Airlines Corporation Limited (Draft)”

Considered and approved to amend certain terms of the “Initial Grant Scheme of the H Shares Appreciation Rights of China Eastern Airlines Corporation Limited (Draft)”. The detailed amendments are set out as follows: The original Clause 3 headed “The relationship between the performance grade achieved by an individual in the preceding financial year and the Share Appreciation Rights of an individual actually becoming effective in proportion to the batch which should become effective” in Chapter 6 is:

Annual performance grade of the incentive participant	Share Appreciation Rights of an individual actually becoming effective in proportion to the batch which should become effective

A. Excellent	100%
B. Competent	100%
C. Basic competent	80%
D. Incompetent	0%

It shall be amended as:

Annual performance grade of the incentive participant	Share Appreciation Rights of an individual actually becoming effective in proportion to the batch which should become effective

A. Excellent	100%
B. Competent	95%
C. Basic competent	80%
D. Incompetent	0%

Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Luo Zhuping, being the beneficiaries of the H Shares Appreciation Rights Scheme of the Company (the “H Shares Appreciation Rights Scheme”), have abstained from voting in respect of this resolution.

2.	Considered and approved the revised “Proposal to Grant Authorization at the General Meeting to the Board of Directors to Deal with the Relevant Matters in relation to the H Shares Appreciation Rights Scheme”

Approved to amend the “Proposal to Grant Authorization at the General Meeting to the Board of Directors to Deal with the Relevant Matters in relation to the H Shares Appreciation Rights Scheme”. The authorization shall be amended to include but not be limited to:

(1)	to authorize the Board to determine the date of initial grant pursuant to the initial grant scheme of the H Shares Appreciation Rights Scheme (the “Initial Grant Scheme”);

(2)	to authorize the Board to grant share appreciation rights to eligible participants pursuant to the Initial Grant Scheme and to handle all matters in relation to the effectiveness and exercise of the share appreciation rights pursuant to the effective arrangement and performance conditions;

(3)	to authorize the Board to consider and approve the other phases of the grant proposal (except the Initial Grant Scheme) in compliance with the H Shares Appreciation Rights Scheme, including but not limited to the determination of scope of grant, quantity of grant, date of grant, effective arrangement, effective performance conditions, etc., provided that such phase of grant proposal has obtained the prior approval of the State-owned Assets Supervision and Administration Commission of the State Council without objection;

(4)	to authorize the Board to conduct other matters necessary for the implementation of H Shares Appreciation Rights Scheme, including but not limited to revision of the performance evaluation methods of the share appreciation rights and the administration measures on share appreciation rights of the Company, save for the rights to be exercised by the general meeting of the Company as expressly stipulated in the laws, regulations and regulatory documents;

(5)	Upon approval of the said authorization at the general meeting, authorization shall be granted to further authorize the Chairman and/or Vice Chairman to determine and implement the authorizations as set out in (1) and (2) above.

Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Luo Zhuping, being the beneficiaries of the H Shares Appreciation Rights Scheme, have abstained from voting in respect of this resolution.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Joint Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

19 October 2012

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